EXHIBIT 99.1

Georges Karam

7, rue du Centre, 92200 Neuilly-sur-Seine

M. Paul-François Fournier
Bpifrance
Direction de l’Innovation
27-31, avenue du Général Leclerc
94710 Maisons-Alfort Cedex

La Défense, November 20th, 2013

Sir,

Within the context of the contemplated capital increase operation of Sequans Communications (hereafter the “Company”), in which Bpifrance Participations S.A. (hereafter “Bpifrance”), which belongs to Groupe Bpifrance (hereafter “Bpifrance Groupe”), would like to take part, you expressed your wish to obtain from myself, as founding shareholder and chairman of the board of directors of the Company, a commitment to (i) support the appointment at the board of directors of the Company of a director proposed by Bpifrance and (ii) continue to hold, during a certain period of time, a minimum number of shares of the Company.

Bpifrance having specified these conditions as mandatory for their participation in the aforementioned operation, I commit by the following letter:

1.              To propose and support the appointment or co-optation at the board of directors of the Company of a director proposed by Bpifrance, and more generally, to make my best efforts, including to use my voting right as chairman of the board of directors, to enable the candidate from Bpifrance to be effectively appointed or co-opted at the latest during the ordinary general meeting of shareholders of the Company scheduled for June 2014, under the condition however that Bpifrance or Bpifrance Groupe shall hold, once the contemplated capital increase will be effective, a minimum of 5% of the share capital and voting rights of the Company. I also commit to propose and support the renewal of the mandate as director of the candidate proposed by Bpifrance when such mandate will expire, under the condition that Bpifrance or Bpifrance Groupe continues to hold a minimum of 5% of the share capital and voting rights of the Company at that time.

2.              To continue to hold, under the condition however that Bpifrance or Bpifrance Groupe continue to hold a minimum of 5% of the share capital or voting rights of the Company, a number of shares of the Company under the following proportions in the years to come:

a.              80% of the 3,107,428 shares of the Company that I hold as at today (hereafter the “Current Number of Shares”, it being specified that the stock-options that I currently hold, or will hold in the future, are not taken into account for this calculation), during 12 months after the operation, that is to say 621,486 shares shall remain freely transferable as per this commitment; and

b.              50% of the Current Number of Shares until December 1st, 2016, that is to say 1,533,714 shares shall remain freely transferable as per this commitment.

It being specified that I will be discharged from each of the commitments in 1 and 2 above in the following situations: (i) any project of operation of any kind that would result in a change of control of the Company as defined at article L.233-3 of the French Code du Commerce or (ii) termination of my position as CEO in the case of (a) death or permanent disability (b) resignation accepted by the Board of Directors, or (c) dismissal (except for gross negligence) by the Board of Directors or (iii) if the stake owned by Bpifrance or Bpifrance Groupe in the Company falls below the threshold of 5% of the share capital and voting rights of the Company, even if this decrease is temporary.

These commitments and obligations beneficiate to Bpifrance or any other subsidiary of Bpifrance Groupe (in particular the fund FCPI Large Venture currently in creation) to which the stake held by Bpifrance would be later sold, transferred, or tendered.

This letter is governed by, and construed in accordance with, French law and each party irrevocably submits this agreement, in case of litigation, to the exclusive jurisdiction of the competent court under jurisdiction of the Appeals Court of Paris.

Should you agree by the terms of this agreement, please return a countersigned original copy of this letter.

Very truly yours,

/S/ Georges Karam
Mr. Georges Karam
/S/ Mailys Ferrère
Mrs Maïlys Ferrère

For Bpifrance Participations

In two original copies